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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                Amendment No. 3*

                               Angeion Corporation
                               -------------------
                                (Name of Company)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   03462H 10 7
                                 --------------
                                 (CUSIP Number)

                             James C. Colihan, Esq.
                                Coudert Brothers
                           1114 Avenue of the Americas
                        New York, NY 10036 (212) 626-4400
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03462H 10 7      13D


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1        Name of Reporting Person   Synthelabo
         S.S. or I.R.S. Identification No. of Above Person    000-00-0000

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2        Check the Appropriate Box If a Member of a Group*

                  a.   /__/
                  b.   /__/
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3        SEC Use Only

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4        Source of Funds*
                  WC
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5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d)or 2(e)  /__/

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6        Citizenship or Place of Organization

                                     France
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                              7     Sole Voting Power
  Number of                         26,431,511
   Shares
Beneficially                  8     Shared Voting Power
  Owned By                           0
    Each
  Reporting                   9     Sole Dispositive Power
   Person                           26,431,511
    With
                             10     Shared Dispositive Power
                                    0

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11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                26,431,511
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12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*  /__/

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13       Percent of Class Represented By Amount in Row (11)

                           44.8%
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14       Type of Reporting Person

                           CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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This Amendment No. 3 (this "Amendment") to the Schedule 13D filed on December
19, 1997 (the "Schedule 13D") on behalf of Synthelabo, a societe anonyme organized under the laws of France ("Synthelabo"), relates to the Common Stock, par value $.01 per share ("Common Stock"), of Angeion Corporation, a Minnesota corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


Item 1.           Security and Company.

                  This Amendment relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 7601 Northland Drive, Minneapolis, MN 55428.

Item 3.           Source and Amount of Funds or Other Consideration.

                  This Amendment relates to the acquisition (the "Acquisition") as of March 12, 1999 by Synthelabo for $10,000,000 in cash of
                  (i) a Common Stock Purchase Warrant (the "Investment Warrant") entitling Synthelabo to acquire 9,090,171 shares of Common Stock of the Issuer (the "Investment Warrant Shares"), and
                  (ii) a Common Stock Purchase Warrant (the "Supplemental Investment Warrant," and together with the Investment Warrant, the "Final Warrants") entitling Synthelabo to acquire an additional 5,405,405 shares of Common Stock of the Issuer pursuant to the Amended and Restated Investment and Master Strategic Relationship Agreement, dated as of October 9, 1997, between the Issuer and Synthelabo (the "Investment Agreement"). The source of funds for such payment was working capital of Synthelabo.

Item 4.           Purpose of Transaction.

                  Synthelabo acquired the Final Warrants for investment purposes and in connection with a strategic relationship formed between the Issuer and Synthelabo which includes a joint venture between the Issuer and an indirect, wholly-owned subsidiary of Synthelabo and other commercial relationships. The Final Warrants represent the third and fourth mandatory investments (the "Final Mandatory Investments") of $5,000,000 each provided for in the Investment Agreement upon the attainment by the Issuer of certain milestones. Pursuant to a letter agreement dated March 12, 1999 by and between Synthelabo and the Issuer (the "Letter Agreement"), Synthelabo received the Investment Warrant rather than shares of Common Stock otherwise issuable pursuant to the Investment Agreement. The Investment Warrant is immediately exercisable at an exercise price of $0.01 per share (the "Exercise Price") and has an expiration date of March 12, 2009. The Investment Warrant Shares were calculated by (i) dividing $10,000,000 by $1.11 (the "Investment Purchase Price"), which represents a 30% premium over the average quoted price of the Common Stock for all trading dates within the period of fifteen (15) trading days ending two days prior to the public announcement by the Issuer of its achievement of the milestones triggering the Final Mandatory Investments, which qotient equals 9,009,009 shares (the "Base Shares"); and (ii) adding to the Base Shares a number of shares equal to the quotient of (A) the product of the Exercise Price and the Base Shares divided by (B) the Investment Purchase Price. The Supplemental Investment Warrant is immediately exercisable at an exercise price of $1.11 per share and has an expiration date of March 12, 2002.


                                       3

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                  Synthelabo may sell all or a portion of its shares of Issuer
                  Common Stock (including shares issued upon the exercise of the Final Warrants) in open-market or private transactions, depending upon the prevailing market conditions or other factors, each in accordance with and subject to the terms of the Investment Agreement and applicable securities laws. Pursuant to the Investment Agreement, Synthelabo has the right to designate one nominee to serve upon appointment or election to the Board of Directors.

                  The Reporting Person continues to have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this statement on Schedule 13D shall be deemed to preclude the Reporting Person from developing or implementing any such plan or proposal.

Item 5.           Interest in Securities of the Company.

                  (a) As a result of the Acquisition, Synthelabo is the direct owner of 7,459,959 shares of the Issuer's Common Stock, together with warrants to purchase a further 18,971,552 shares of the Issuer's Common Stock. Accordingly, based upon information contained in the Issuer's Annual Report on Form 10-K for the period ended December 31, 1998 and filed on March 31, 1999, Synthelabo is the direct owner of 18.6% of the issued and outstanding shares of the Issuer's Common Stock as a result of the 7,459,959 shares owned by Synthelabo (44.8% of such issued and outstanding shares of the Issuer's Common Stock as a result of such shares and the 18,971,552 shares underlying the warrants).

                  (b) Synthelabo has sole power to vote and dispose of all of the shares beneficially owned by it as reported above.

                  (c) Synthelabo acquired the Final Warrants as of March 12, 1999 in a privately negotiated transaction.

                  (d) Not applicable.

                  (e) Not applicable.

Item 7.           Materials to Be Filed as Exhibits.

                  1. Letter Agreement dated March 12, 1999 by and between the Issuer and Synthelabo.



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                                    SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 1999

SYNTHELABO


By: /s/ Herve Guerin
    ------------------------------
         Name:    Herve Guerin
         Title:   President du Conseil d'Administration











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                                  EXHIBIT INDEX




1. Letter Agreement dated March 12, 1999 by and between the Issuer and
   Synthelabo.